UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d), AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (AMENDMENT NUMBER 1)

                         North Central Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   658418-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   May 2, 2001
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         |X| Rule 13d-1(b)
         | | Rule 13d-1(c)
         | | Rule 13d-1(d)

-----------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  658418-10-8                13G                      Page 2 of 7 Pages
           -----------                                         -----------------

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1   NAME OF REPORTING PERSON
    SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Federal Savings Bank of Iowa  - Employee Stock Ownership Plan
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                   (b)  [ ]
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Employee benefit plan of a federally chartered savings bank
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                               5 SOLE VOTING POWER

                                 0
                            ----------------------------------------------------
        NUMBER OF           6    SHARED VOTING POWER
         SHARES
      BENEFICIALLY               66,881
        OWNED BY            ----------------------------------------------------
          EACH              7    SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                  0
          WITH              ----------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                 185,422
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     185,422
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.11% of 1,833,480 shares of common stock outstanding as of May 3, 2001*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     E P
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  658418-10-8                  13G                   Page 2B of 7 Pages
           -----------                                        ------------------

1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Federal Savings Bank of Iowa  - Employee Stock Ownership Plan
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Committee of Board of Directors of federal savings bank operating in Iowa.
--------------------------------------------------------------------------------
                               5 SOLE VOTING POWER

                                 0
                            ----------------------------------------------------
        NUMBER OF           6    SHARED VOTING POWER
         SHARES
      BENEFICIALLY               66,881
        OWNED BY            ----------------------------------------------------
          EACH              7    SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                  0
          WITH              ----------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                 185,422
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     185,422
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.11% of 1,833,480 shares of common stock outstanding as of May 3, 2001*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     O O
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                      Item 1(a)
Name of Issuer:                                   North Central Bancshares, Inc.

                                                      Item 1(b)
Address of Issuer's Principal Executive Office:   825 Central Avenue
                                                  Fort Dodge, Iowa 50501

                                                      Item 2(a)
Name of Person Filing:                            First Federal Savings Bank of
                                                  Iowa Employee Stock Ownership
                                                  Plan and Trust Trustee: First
                                                  Bankers Trust Company, N.A.

                                                      Item 2(b)
Address of Principal Business Office:             1201 Broadway
                                                  Quincy, IL 62301

                                                      Item 2(c)
Citizenship:                                      Employee benefit plan of a
                                                  federal savings bank.

                                                      Item 2(d)
Title of Class of Securities:                     Common Stock, $0.01 par value
                                                  per share ("Common Stock")

                                                      Item 2(e)
CUSIP Number:                                     658418-10-8


                                                       Item 3
The person filing is an:

     (f) |X| Employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

                                     Item 4
Ownership: The following information with respect to the Plan's ownership of Common Stock is provided as of May 3, 2001. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.


(a) Amount Beneficially Owned. . . . .                  185,422

(b) Percent of Class . . . . . . . . . . . .            10.11%

(c) Number of shares as to which
      such person has:

              (i) sole power to vote or to
                  direct the vote. . . . . . . . .      0

              (ii) shared power to vote or to
                   direct the vote. . . . . . . . .     66,881

              (iii) sole power to dispose or to
                    direct disposition of . . . . .     0

              (iv) shared power to dispose or to
                   direct disposition of  . . . . .     185,422

The reporting person is a tax qualified employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by First Bankers Trust Company, N.A., as Plan Trustee, as of May 3, 2001. As of May 3, 2001, 118,541 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 66,881 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustee, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee (who is instructed by the ESOP Committee) shares dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustee (who is instructed by the ESOP Committee) shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.


* Used most recent available total number of shares outstanding.

                                     Item 5
Ownership of Five Percent or Less of a Class:      Not Applicable


                                     Item 6
Ownership of More than Five Percent on Behalf of Another Person:

Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

                                     Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

                                     Item 8
Identification and Classification of Members of the Group:

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

                                     Item 9
Notice of Dissolution of Group:

Not Applicable

                                     Item 10
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired or are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        FIRST FEDERAL SAVINGS BANK OF IOWA EMPLOYEE STOCK OWNERSHIP PLAN

By: First Bankers Trust Company, N.A., as Trustee of the First Federal Savings Bank of Iowa Employee Stock Ownership Plan


                                                   /s/ Carmen Walch
                                                  ------------------------------
                                                  By:


                                     Name/Title: Carmen Walch, Trust Officer
                                                 -------------------------------

ESOP COMMITTEE

         By:     /s/ Melvin R. Schroeder
                ------------------------------
                Melvin R. Schroeder, Chairman


         By:     /s/ KaRene Egemo
                ------------------------------
                KaRene Egemo, Member


         By:     /s/ Robert H. Singer, Jr.
                ------------------------------
                Robert H. Singer, Jr., Member

              The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).